SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For August 11, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



              Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F [X]           Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                 Yes [ ]                 No [X]

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                           NOTICE OF LEGAL PROCEEDINGS

     On July 23, 2003, according to published accounts, a lawsuit was filed against Bonso Electronics International, Inc. ("Bonso") and certain of Bonso's officers and directors in the District Court of Jefferson County, in the state of Colorado. To date, no complaint has been served on Bonso, or, to Bonso's knowledge, any officer or director. According to press releases made public, the complaint alleges that Bonso and its directors breached fiduciary duties, were negligent and committed fraud by disseminating materially misleading information regarding Bonso's financial condition and its prospective revenue. According to the press release, the complaint also alleges that Bonso's Directors breached fiduciary duties to Bonso shareholders by trading on materially adverse non-public information. The press release states that the complaint alleges that over the course of three years, Bonso's directors profited from the sale of significant amount of Bonso common stock immediately prior to the release of negative revenue reports. If Bonso is served with a copy of such complaint, Bonso intends to defend this action vigorously.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: August 11, 2003                    By: /s/  Henry F. Schlueter
      ---------------                    ---------------------------
                                         Henry F. Schlueter, Assistant Secretary